UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Alliqua, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

019621 200

(CUSIP Number)

Robert J. Hugin

Chairman of the Board,

President and Chief Executive Officer

Celgene Corporation

86 Morris Avenue

Summit, New Jersey 07901

(908) 673-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 019621 200

1	Name of reporting person: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CELGENE CORPORATION 22-2711928
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,508,711 (1)
	8	Shared voting power -0-
	9	Sole dispositive power 2,508,711 (1)
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 2,508,711 (1)
12	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
13	Percent of class represented by amount in Row (9) 20.8% (2)
14	Type of reporting person* CO

(1)	Includes 1,672,474 shares of Common Stock and 836,237 shares of Common Stock issuable upon exercise of warrants. Effective November 18, 2013, Alliqua, Inc. consummated a 1 for 43.75 reverse split of its Common Stock (the “Reverse Stock Split”). The number of shares of Common Stock reported in rows (7), (9), and (11) of the cover page have been adjusted to give effect to the Reverse Stock Split.
(2)	The percentage ownership interest is determined based on 12,036,128 shares of Common Stock outstanding as of November 25, 2013, which includes (i) 11,199,891 shares of Common Stock outstanding as of November 25,2013, as reported by Alliqua, Inc. to the Reporting Person on such date and (ii) 836,237 shares of Common Stock underlying the Initial Warrant that is exercisable immediately.

SCHEDULE 13D

Alliqua, Inc.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (“Common Stock”), of Alliqua, Inc., a Florida corporation (“Alliqua”). The principal business address of Alliqua is 2150 Cabot Boulevard West, Langhorne, Pennsylvania, 19047.

Item 2.	Identity and Background.

This statement is filed by Celgene Corporation, a Delaware corporation (“Celgene”). The principal business address of Celgene is 86 Morris Avenue, Summit, New Jersey 07093. Celgene is a global biopharmaceutical company primarily engaged in the discovery, development and commercialization of innovative therapies designed to treat cancer and immune-inflammatory related diseases. Set forth on Schedule A hereto, which is incorporated herein by reference, is the name, business address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of Celgene’s directors and executive officers.

During the past five years, neither Celgene, nor, to the knowledge of Celgene, any of the persons listed on Schedule A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth or incorporated in Items 4 and 6 hereof are incorporated herein by reference.

The shares of Common Stock of Alliqua beneficially owned by Celgene were acquired with working capital of Celgene set aside for the general purpose of investing.

Item 4.	Purpose of Transaction.

The information set forth or incorporated in Items 3 and 6 hereof are incorporated herein by reference.

On November 14 2013, Celgene entered into a Stock Purchase Agreement with Alliqua (the “Stock Purchase Agreement”), pursuant to which Alliqua sold and issued to Celgene an aggregate of 1,672,474 shares of Common Stock (the “Common Shares”), and a five year warrant (the “Initial Warrant”) to purchase an aggregate of 836,237 shares of Common Stock (the “Initial Warrant Shares”) at an exercise price of $5.69 per share, in exchange for aggregate consideration of $6,000,000. A copy of the Stock Purchase Agreement is Exhibit 1 hereto. The closing under the Stock Purchase Agreement including the issuance to Celgene of the Common Shares and the Initial Warrant, occurred on November 18, 2013. (3)

(3)	The number of shares of Common Stock issued to Celgene at the closing under the Stock Purchase Agreement, the number of Initial Warrant Shares, and the exercise price per Initial Warrant Share as set forth herein have been adjusted to give effect to the Reverse Stock Split.

The Stock Purchase Agreement provides that for so long as Celgene or any of its affiliates hold at least 50% of the Common Shares, at the request of Celgene, the board of directors of Alliqua will be required to use its reasonable best efforts to increase Alliqua’s board of directors by one member and elect to such newly created vacancy an individual designated by Celgene. Furthermore, so long as Celgene or any of its affiliates hold at least 25% of the Common Shares, and during any and all periods in which Celgene has not appointed a person to serve on the board of directors pursuant its rights under the Stock Purchase Agreement, upon the request of Celgene at any time, and from time to time, Alliqua shall use its reasonable best efforts to permit one individual designated by Celgene as a non-participating observer to be present at all meetings of Alliqua’s board of directors (subject to certain limited exceptions). As long as Celgene holds at least twenty-five percent (25%) of the Common Shares, Celgene will also share any right of first offer that any other shareholder of Alliqua becomes entitled to for the issuance of any equity securities Alliqua proposes to issue, other than certain customary excluded issuances. Additionally, if prior to June 30, 2015 and on or after the date on which the first commercial sale by Alliqua of certain placental based products pursuant to the License Agreement (as defined below) occurs, Alliqua proposes to issue equity securities in an aggregate amount of at least $4,000,000, then to the extent so requested by Alliqua, Celgene shall purchase $4,000,000 of the same equity securities sold in such equity financing and receive warrants to purchase 50% of the number of equity securities purchased by Celgene in such equity financing with an exercise price equal to 135% of the price per share paid in such equity financing.

Celgene intends to request to Alliqua that Perry A. Karsen, who is currently Executive Vice President and Chief Operations Officer of Celgene and Chief Executive Officer of CCT, be appointed to Alliqua’s board of directors as the Celgene designee in accordance with the Stock Purchase Agreement and, to the extent necessary to accommodate such appointment, that the Alliqua’s board of directors be increased by one member.

Pursuant to the Stock Purchase Agreement, in the event that Alliqua registers any securities for public sale, subject to certain customary exceptions, Celgene shall have the right to include the resale of the Celgene Shares and the Warrant Shares in the registration statement.

The Initial Warrant is exercisable at any time on or after November 18, 2013 and prior to 5:30 p.m., New York City time on November 16, 2018. The Initial Warrant contains provisions that protect its holder against dilution by adjustment of the exercise price upon the occurrence of certain events such as stock dividends, stock splits and other similar events. The Initial Warrant also permits Celgene to participate in any offering to all record holders of Common Stock on the same basis as if it had exercised such warrant prior to such offering.

Concurrently with the execution of the Stock Purchase Agreement, Anthrogenesis Corporation, a New Jersey corporation doing business as Celgene Cellular Therapeutics (“CCT”), a wholly-owned subsidiary of Celgene, entered into a License, Marketing and Development Agreement (the “License Agreement”) with Alliqua, pursuant to which CCT granted Alliqua an exclusive, royalty-bearing license in its intellectual property of certain placental based products, including ECMs, an extracellular matrix derived from the human placenta, and Biovance®, CCT’s proprietary wound coverings produced from decellularized, dehydrated human amniotic membrane, to develop and commercialize ECMs and Biovance® in the United States. A copy of the License Agreement is Exhibit 2 hereto.

The development and application of the intellectual property covered under the License Agreement will be managed by a Joint Steering Committee, composed of members from each of Alliqua and CCT. Following the commencement of commercial sales of the licensed products, Alliqua will pay CCT annual license fees, certain designated amounts when and if certain milestone events occur, as well as royalties on all sales of licensed products, with such amounts being variable and contingent on various factors.

On November 14, 2013, CCT also entered into a Supply Agreement (the “Supply Agreement”) with Alliqua, pursuant to which CCT shall supply Alliqua with Alliqua’s entire requirements of Biovance® for distribution and sale in the United States. A copy of the Supply Agreement is Exhibit 3 hereto. The Supply Agreement also provides that Alliqua and CCT will enter into a supply agreement for ECMs, on substantially the same terms as the Supply Agreement, prior to the anticipated date on which all regulatory approvals or clearances are acquired for the commercial sale of ECMs.

Celgene acquired the shares of the Common Stock reported on this Schedule 13D in furtherance of the purposes of the License Agreement and the Supply Agreement.

Celgene intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of Alliqua, through open market purchases, privately negotiated transactions, amendments to its agreements with Alliqua, or otherwise, (b) to dispose of all or a portion of the securities of Alliqua owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, Celgene specifically reserves the right to change its intention with respect to any or all of such matters, including its relationship with Alliqua. In reaching any decision as to its course of action (as well as to the specific elements thereof), Celgene currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: Alliqua’s business and prospects; other developments concerning Alliqua and its businesses generally; other business opportunities available to Celgene; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of Alliqua.

Except as set forth above, Celgene does not have any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of Alliqua, or the disposition of securities of Alliqua;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Alliqua or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of Alliqua or any of its subsidiaries;

(d)	Any change in the present board of directors or management of Alliqua, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of Alliqua;

(f)	Any other material change in Alliqua’s business or corporate structure;

(g)	Changes in Alliqua’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Alliqua by any person;

(h)	Causing a class of securities of Alliqua to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of Alliqua becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a), (b) and (c) — The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

As of November 18, 2013, following the consummation of the transactions contemplated by the Stock Purchase Agreement and after taking into account additional issuances of Common Stock and warrants to purchase Common Stock on such date to persons other than Celgene, Celgene beneficially owns 2,508,711 shares of Common Stock (comprised of the Common Shares and the Initial Warrant Shares), representing approximately 20.8% of the shares of Common Stock outstanding as of such date. The above percentage interest is determined based on 12,036,128 shares of Common Stock outstanding as of November 18, 2013, which includes (i) 11,199,891 shares of Common Stock outstanding as of November 25,2013, as reported by Alliqua to Celgene on such date and (ii) 836,237 shares of Common Stock underlying the Initial Warrant that is exercisable immediately.

Each of the Common Stock amounts set forth in the immediately preceding paragraph have been adjusted to give effect to the Reverse Stock Split.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 4 hereof is incorporated herein by reference in response to this Item 6.

Dr. Jerome B. Zeldis, who is Chief Executive Officer of Celgene Global Health and Chief Medical Officer of Celgene, is the chairman of the board of directors of Alliqua. Dr. Zeldis has served on the board of directors of Alliqua since May of 2012, prior to the negotiation of the transactions contemplated by the Stock Purchase Agreement, the License Agreement and the Supply Agreement. Dr. Zeldis is not a member of the Joint Steering Committee. Dr. Zeldis is a party to an indemnification agreement with Alliqua, pursuant to which Alliqua may be required to indemnify Dr. Zeldis for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts, incurred by Dr. Zeldis in any action or proceeding arising out of his service as one of Alliqua’s directors. A form of this agreement (the “Indemnification Agreement”) is Exhibit 4 hereto.

It is expect that Mr. Karsen, if appointed to the board of directors of Alliqua, will upon such appointment enter into an indemnification agreement with Alliqua substantially in the form of the Indemnification Agreement.

Other than as described in Items 3, 4 and 5, this Item 6, and the agreements set forth as exhibits hereto, to Celgene’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Alliqua.

Item 7.	Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 1 –	Stock Purchase Agreement, dated as of February 14, 2013, between Celgene and Alliqua

†Exhibit 2 –	License, Marketing and Development Agreement, dated as of February 14, 2013, between CCT and Alliqua

†Exhibit 3 –	Supply Agreement, dated as of February 14, 2013, between CCT and Alliqua

Exhibit 4 –	Form of Indemnification Agreement between Alliqua and its directors and officers (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K filed by Alliqua on January 5, 2011)

†	Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission under a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CELGENE CORPORATION

Date: November 27, 2013	By:	/s/ Perry Karsen
Perry Karsen
Executive Vice President and Chief Operations Officer

EXHIBIT INDEX

Exhibit	Description

1	Stock Purchase Agreement, dated as of November 14, 2013, between Celgene and Alliqua

†2	License, Marketing and Development Agreement, dated as of November 14, 2013, between CCT and Alliqua

†3	Supply Agreement, dated as of November 14, 2013, between CCT and Alliqua

4	Form of Indemnification Agreement between Alliqua and its directors and officers (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K filed by Alliqua on January 5, 2011)

†	Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission under a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

SCHEDULE A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Celgene Corporation

The name, business address and present principal occupation or employment of each of the directors and executive officers of Celgene Corporation are set forth below. The business address of each director and executive officer is c/o 86 Morris Avenue, Summit, New Jersey 07093. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

CELGENE CORPORATION — BOARD OF DIRECTORS

Name And Position	Present Principal Occupation Or Employment

Robert J. Hugin Chairman of the Board, President and Chief Executive Officer	Chairman of the Board, President and Chief Executive Officer of Celgene Corporation

Richard W. Barker, D.Phil. Director (Citizen of the United Kingdom)	Director of the Centre for Accelerating Medical Innovations; a member of the Board of iCO Therapeutics, Inc.; Chairman of Stem Cells for Safer Medicine; Founder and Chairman of the Athenaeum Group; Senior Advisor of Aegate, Ltd.

Michael D. Casey Director	Formerly Chairman, President, Chief Executive Officer and a director of Matrix Pharmaceutical, Inc.

Carrie S. Cox Director	Chairman of the Board of Directors and Chief Executive Officer of Humacyte, Inc.

Rodman L. Drake Director	Formerly Managing Director of Baringo Capital, LLC

Michael A. Friedman, M.D. Director	Chief Executive Officer of City of Hope

Gilla Kaplan, Ph.D. Director	Head of the Laboratory of Mycobacterial Immunity and Pathogenesis at The Public Health Research Institute Center at the University of Medicine and Dentistry of New Jersey in Newark, New Jersey

James J. Loughlin Director	Formerly National Director of the Pharmaceuticals Practice at KPMG LLP

Ernest Mario, Ph.D. Director	Chief Executive Officer of Capnia, Inc.

CELGENE CORPORATION — EXECUTIVE OFFICERS

Name	Title

Robert J. Hugin	Chairman of the Board, President and Chief Executive Officer

Jacqualyn A. Fouse, Ph.D.	Executive Vice President and Chief Financial Officer

Mark. J. Alles	Executive Vice President and Global Head, Hematology and Oncology

Thomas O. Daniel, M.D.	Executive Vice President and President, Research and Early Development

Perry A. Karsen	Executive Vice President, Chief Operations Officer

Lawrence V. Stein	Executive Vice President, General Counsel and Corporate Secretary